April 23, 2010
VIA EDGAR AND FEDERAL EXPRESS
Mr. Max A. Webb
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Film Department Holdings, Inc.
Amendment No. 7 to Registration Statement on Form S-1

Filed April 23, 2010

File No. 333-163514

Dear Mr. Webb:
     On behalf of The Film Department Holdings LLC, a Delaware limited liability company (the “Company”), there is hereby transmitted for filing, pursuant to the Electronic Data Gathering, Analysis and Retrieval system, Amendment No. 7 to the Form S-1 of the Company filed on April 23, 2010 (“Amendment No. 7”).
     Amendment No. 7 has been prepared in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) to Amendment No. 6 to the Form S-1 of the Company filed on April 15, 2010 (“Amendment No. 6”). The Staff’s comments were communicated telephonically by Tarik Gause on April 16, 2010. Responses to such comments are set forth below. Enclosed herewith is a marked copy of Amendment No. 7 showing the Company’s changes to Amendment No. 6 based on the Staff’s comments.

Mr. Max A. Webb	Page 2
U.S. Securities and Exchange Commission

April 23, 2010

     1. References to Agreement with Twentieth Century Fox.
     As previously disclosed, the Company is in final negotiations but has not yet entered into a definitive agreement with Twentieth Century Fox. In response to this comment, the Company has revised the Registration Statement to remove any references to the agreement, as well as any references to the pending negotiations thereof. The Registration Statement instead states that the Company intends to secure a third-party distribution arrangement for the home entertainment market, but without naming the other party.
     2. Legality Opinion — Exhibit 5.1.
     The first paragraph of the legal opinion included in the Registration Statement as Exhibit 5.1 has been revised to reference a specific number of shares. The second paragraph of the legal opinion has been revised to include a reference to reported judicial decisions.
     3. Description of TWC Agreement, page 52.
     The Company has supplemented the summary of the Company’s agreement with The Weinstein Company (“TWC”) contained in the Business section by adding a new paragraph on page 52 of the Registration Statement.
     4. Risk Factors, page 7.
          The Company has revised the first paragraph of the risk factor entitled “Our business is dependent upon the success of a limited number of releases each year, and the commercial failure of one or more of them could have a material adverse effect on our business” to include estimated ranges for production costs and P&A expenditures.

Mr. Max A. Webb	Page 3
U.S. Securities and Exchange Commission

April 23, 2010

* * *
     If you have any questions regarding Amendment No. 7 or the foregoing response or if any additional information is needed, please call Joseph M. Crabb of Squire, Sanders & Dempsey L.L.P. at (602) 528-4084, and fax number (602) 253-8129.

Sincerely,
/s/ Squire, Sanders & Dempsey L.L.P.

Squire, Sanders & Dempsey L.L.P.

Enclosures
cc:     Tarik Gause (w/encls.)